
DEXIA
Group


05005129

The Secretary-General


SEC MAIL PROCESSING
RECEIVED
JAN 03 2005
WASH, D.C. 185 SECTION

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
U.S.A.

SUPPL

December 15th, 2004

***Attention*: Special Counsel/Office of International Corporate Finance**

DEXIA **Information Pursuant to Rule 12g3-2(b)** **File No. 82-4606**

Dear Sir or Madam

We send you enclosed the English version of the press release of December 14, 2004.

Please do not hesitate to contact me (☎ +32-2-213 57 36) should you have any further queries.

Sincerely yours



Olivier Van Herstraeten
Secretary General
Dexia S.A.


PROCESSED
JAN 12 2005
THOMSON
FINANCIAL


DEXIA

Bank
Nederland

PRESS RELEASE

14./12/2004
1 p.

Judgment in summary relief proceedings concerning collection of certain share leasing contracts

Awarding a request by the Eegalease-foundation, the president of the Amsterdam district court decided today that Dexia Bank Nederland for the time being should refrain from commencing new collection proceedings against clients whose husband or spouse has annulled the agreement on the grounds that the husband or spouse has not given his or her consent thereto. The president set a number of conditions, including providing evidence that there was a marriage at the time the agreement was concluded. In addition, the decision only relates to share leasing contracts concluded after February 1st, 2000. Pending collection proceedings are allowed to continue. This injunction does not include any decision as regards the merits of the underlying dispute as to whether the consent of the husband or spouse was required.

The president ordered a stand-still until April 15th, 2005, awaiting a decision in either of two cases pending before the courts of appeal of Amsterdam and Den Bosch. In those cases the court of appeal will decide as regards to the underlying dispute as to whether the consent of the husband or spouse was required.

Dexia Bank Nederland recalls that for the benefit of clients who are facing financial difficulties a hardship policy was adopted which seeks to prevent that the bank and its clients meet in court.

Contact : **pressdexia@dexia.be** - Tel. : 02 222 44 01